UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Restructuring and Directorate Change dated 30 June 2025

Press Release

30 June 2025

Argo Blockchain plc

("Argo" or "the Company")

Proposed Restructuring and Directorate Change

Restructuring

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) announces a proposed restructuring to resolve its short and medium term capital needs.

On 9 May 2025, the Company announced its results for the year ended 31 December 2024.  The reports and accounts noted that "a material uncertainty exists that may cast significant doubt on the group's and company's ability to continue as a going concern."

The Company has actively been exploring solutions to address its capital structure and liquidity position. Following a review of the available and deliverable options with its legal and financial advisors, Argo is now proposing to implement a restructuring through a restructuring plan to be sanctioned by the High Court of England and Wales or other court in England and Wales of competent jurisdiction ("Court") under Part 26A Companies Act 2006 ("Restructuring Plan").

Argo and Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC ("Growler") have entered into a restructuring plan support agreement under which Growler has agreed to provide a senior secured multi-draw term loan to Argo ("Loan") for the purposes of providing working capital to Argo and its subsidiaries and to assist Argo to implement a financial restructuring which the board has concluded is necessary to avoid an uncontrolled insolvency and liquidation of Argo and its subsidiaries ("Restructuring").

Key terms of the Restructuring Plan

Under the Restructuring Plan, it will be proposed that:

1. the Loan will, at Growler's election, be paid in full in cash or fully converted into newly issued common stock (or ordinary shares) in Argo on the Effective Date of the Restructuring Plan (as defined below);

2. subject to sanction by the Court of the Restructuring Plan, Growler will contribute crypto assets with a book value of US$25-30m to Argo Operating US LLC ("Argo US"), a wholly owned subsidiary of the Company, in exchange for all common stock or membership interests in Argo US, and, following that, Growler will contribute all of its equity or membership interests in Argo US to the Company in exchange for additional new equity in Argo;

3. Argo's bond holders (which collectively hold bonds with a face value of approximately $40 million in the aggregate) will receive new common stock in Argo in full and final satisfaction of their claims and in accordance with the terms of the Restructuring Plan;

4. following conversion of its Loan (if applicable), issue of shares in in Argo in exchange for its contribution of all equity or membership interests held in Argo US, and the exit capital to be provided to Argo upon the Effective Date of the Restructuring Plan in exchange for additional new equity in Argo (as set forth below), it is envisaged that Growler would be left with at least 80% of the issued shares of the Company, with the exact proportions to be determined by reference to the value of its Loan, the assets contributed, and the exit capital provided. It is envisaged that bond holders would be left with the remaining equity, with existing equity holders in Argo having their shares cancelled and extinguished on the Effective Date and entitled only to a compromise Restructuring Plan payment in a nominal amount based on their pro rata holdings of shares; and

5. on the Effective Date of the Restructuring Plan, Growler will provide additional cash funding to Argo (the "Exit Capital") in exchange for further new Argo equity to ensure that, among other things, all payments required under the Restructuring Plan are made; the Company is sufficiently capitalised for a company of its type, industry and size to move forwards; the Company has funding for go-forward working capital needs.

The Restructuring Plan will likely result in the Company's admission to the Main Market being cancelled.  It is Argo's intention to maintain the Company's Nasdaq listing.

The Loan

The Loan will be a secured multi-term term loan facility in an amount up to $7,500,000, with amounts available to be drawn down against an approved budget. The Loan will be interest bearing at SOFR plus 6% per annum (with a minimum interest rate of 10% per annum), with a 1.5% commitment fee and a 1.5% exit fee. The Loan will be secured by an "all assets" fixed and floating charge in favour of Growler, which shall include, without limitation, the equity interests in the subsidiaries of the Company. At Growler's discretion, one or more of the subsidiaries of the Company are required to grant to Growler a first ranking lien over their assets and property in support of the Loan.  The purpose of the Loan is to fund Argo's operations until the Effective Date of the Restructuring Plan (as explained below) and to meet professional fees and other costs necessarily incurred to implement the Restructuring Plan. Growler may, at its election, convert the Loan into equity upon sanction and implementation of the Restructuring Plan.

Company Subsidiaries and Operating Expenses

All of Argo's subsidiaries' respective assets and properties including, without limitation, all mining machines, furniture, fixtures, and equipment wherever located including those located at properties owned by the subsidiaries, including, without limitation, the Baie-Comeau facility, or that are otherwise located at a hosting site in the United States shall remain wholly owned, directly or indirectly, by the Company.  All operating expenses and lender or vendor claims of the subsidiaries shall be paid in the ordinary course during the Restructuring Process out of the proceeds of the Loan and the Exit Capital, as the case may be, with all such expenses and payments to be made included in the approved budget.

The Court process

The implementation of the Restructuring Plan will be subject to the approval of the Court and will include the following steps:

●          an initial explanation of the main terms of the Restructuring Plan and proposed meetings of creditors and members (or classes of either of them) ("Practice Statement Letter") will be sent to affected creditors and members;

●          an application will be made to Court to approve the composition of classes of creditors and, if appropriate, members and the convening of meetings of such persons to consider the Restructuring Plan, proposed in the Practice Statement Letter ("Convening Hearing");

●          meetings of creditors and if appropriate, members (or classes of them) will be convened in accordance with terms approved by the Court in the Convening Hearing. A detailed explanation of the terms of the Restructuring Plan will be sent to affected creditors and members with the notices convening meetings of them ("Explanatory Statement");

●          the meetings of creditors and, if appropriate, members, will seek the approval of the Restructuring Plan and will be deemed to have approved the Restructuring Plan if approved at such meetings by 75% by value of such creditors (and, if appropriate, members);

●        the Court will then be asked to sanction the Restructuring Plan ("Sanction Hearing"). If the Restructuring Plan has not been approved by all meetings of creditors and, if appropriate, members, convened in accordance with the orders of the Court in the Convening Hearing, the Court may, in its discretion, still sanction the Restructuring Plan if satisfied that (a) the Restructuring Plan has been approved by at least one "in the money" class of creditors or members; and (b) any dissenting class is not worse off under the proposed plan than it would be in the relevant alternative ("Relevant Alternative"). The Explanatory Statement will contain a detailed analysis of the Relevant Alternative, but it is likely   to be formal insolvency of Argo (that is liquidation or administration), which will return far less to creditors of Argo than is believed to be the case under the Restructuring Plan, and nothing for members; and

●          shortly after the order of the Court in the Sanction Hearing ("Sanctions Order"), Argo will file the Sanctions Order at Companies House (the English companies registry) on which event the Restructuring Plan will be effective and bind all affected creditors and members ("Effective Date").

It is expected that the Restructuring Plan will be presented to the Court by 29 August 2025 and, if sanctioned by the Court, the Effective Date will be before 30 November 2025.

Takeover Code

The implementation of the Restructuring Plan will result in Growler acquiring interests in shares carrying more than 30% of the Company's voting rights.  Under the UK Takeover Code, Growler's acquisition would trigger an obligation on Growler to make a mandatory offer to the remaining shareholders in Argo.  The Restructuring Plan is, therefore, conditional upon the Takeover Panel agreeing to a waiver of the obligation under Rule 9 to make a mandatory offer, subject to independent shareholders approving that waiver. If shareholders do not approve the Restructuring Plan and a Rule 9 waiver, Argo intends to seek the sanction of the Restructuring Plan by the Court on the basis that shareholders would be no worse off under the Plan than the Relevant Alternative (see above).   In these circumstances, Argo also intends to apply to the Panel to request that the Panel permit a dispensation under section 2(c) of the Introduction of the UK Takeover Code from the obligation that would otherwise arise on Growler to make a mandatory offer under Rule 9 in order to facilitate the rescue of Argo which is in serious financial difficulty.

No assurance of definitive agreements

There can be no assurance that any definitive agreements for the Restructuring Plan will be signed or that the Restructuring Plan will be consummated. Should Argo be unsuccessful in completing the Restructuring Plan, it is likely that Argo will need to enter into a formal insolvency process.

Directorate Change

Matthew Shaw has resigned from his position as Chairman and Director of the Company with effect from 27 June 2025. The Board wishes to thank Mr. Shaw for his service and contribution to the Company during his tenure and wishes him well in his future endeavours.

The Company is pleased to announce the appointment of Maria Perrella, currently serving as a Non-Executive Director, as Chair of the Board with immediate effect.

Justin Nolan, Chief Executive Officer, said, "This transaction is the culmination of a months-long process designed to preserve Argo's operations and maximize value for Argo's stakeholders. The Restructuring Plan gives Argo a clear path forward with a significantly deleveraged balance sheet and a long-term strategic investor in Growler."

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer